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                       SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                         For the month of October 1999


                          PEAK INTERNATIONAL LIMITED
                          --------------------------

                          (Exact Name of Registrant)

                   Units 3, 4, 5 and 7,  37/th/ Floor, Cable
                      TV Tower, 9 Hoi Shing Road,  Tsuen
                              Wan N.T., Hong Kong
                           --------------------------
                   (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                         Form 20-F  X   Form 40-F
                                   ---             ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes           No   X
                              ----          ----
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          On October 28, 1999, Peak International Limited, a Bermuda corporation
("We" or the "Company") announced continued momentum for our business in our fiscal second quarter ended September 30, 1999, which reflects ongoing strengthening in the semiconductor industry. The company's performance exceeded both the year-ago quarter and the preceding quarter.

          We also announced that for the second quarter of fiscal year 2000, we achieved net sales of $20.6 million, a 9.5 percent increase over the preceding quarter, and a 34 percent increase over net sales of $15.3 million for the fiscal second quarter a year ago. Due to improved utilization of capital equipment and increases in unit volumes in the semiconductor industry, our gross profit for the second fiscal quarter was $8.7 million, or 42.2% of sales, compared to $6.0 million, or 39% of sales for the same period last year.

          Our net income for the quarter was $4.2 million, compared to $3.2 million for the same period last year, an increase of 33.9 percent. Earnings were .31 per share, basic and fully diluted. Operating income was $4.5 million for this year's second fiscal quarter versus $2.9 million for the fiscal second quarter one year ago, an increase of 55 percent. Both net income and operating income increased over the previous quarter.

          We also announced that John Pylant has been named Vice President of Engineering and Chief Technology Officer. In this position, Mr. Pylant will oversee all research and development, engineering and tooling operations. Mr. Pylant, who has over thirty years of experience, has worked as a consultant for the past three months at our Shenzhen plant, and will be primarily based in China.

          We also announced that we expect our U.S. headquarters facility and warehouse in Fremont, California to be ready to occupy by the end of the year. We believe relocating our U.S. operations from Austin, Texas to Fremont, California will bring us closer to our customers in the heart of Silicon Valley.

          A copy of the press release issued October 28, 1999 with respect to the foregoing is attached hereto as Exhibit 99.1.

          This report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The forward-looking statements reflect the view of the Company at the time the Company made the statements with respect to future events and financial performance. These statements are subject to certain risks and uncertainties, including among others dependence on the semiconductor and electronics industries, competition, dependence on significant customers, issues relating to its operations in China, the resolution of recently filed shareholder litigation and other matters that could cause actual results to differ materially from the statements made herein. The words "believes," "expects", "anticipates", "intends", "plans", "estimates" and similar expressions, identify forward-looking statements, which speak only as of today. The Company undertakes no obligation to publicly update or revise any forward-looking

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statements, whether as a result of new information, future events, or otherwise.
Investors are cautioned not to place undue reliance on these forward-looking statements.

          The Company files the following exhibit as part of this Report:

          Exhibit 99.1 Copy of Press Release, dated October 28, 1999, issued by the Company

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          Pursuant to the requirements of the Securities and Exchange Act of
1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                    PEAK INTERNATIONAL LIMITED



Date:     October 29, 1999          By: /s/ Calvin L. Reed
                                       -------------------------------------
                                       Calvin L. Reed
                                       President and Chief Executive Officer

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